UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2012

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐     40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐     No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: August 8, 2012

Q2 2012

SIERRA WIRELESS™

UNITED STATES GAAP

Second Quarter Report

For the three and six months ended June 30

Mobile Computing
Machine to Machine

Report to Shareholders

I am pleased to report that the second quarter of 2012 was outstanding for Sierra Wireless, with operating results well above expectations.  We achieved strong results across our lines of business, including exceptionally high sales of 4G AirCard products, steady growth in our M2M business and another strong quarter with PC OEMs.

We recorded revenue of $167.4 million in the second quarter of 2012, compared to $139.9 million a year ago, representing year-over-year growth of nearly 20%.  Non-GAAP gross margin improved to 30.7% compared to 28.0% in the second quarter of 2011, driven by continued progress in product cost reductions and favorable product mix.  We also continued to hold operating costs in check.  Non-GAAP operating expenses in the quarter were $38.8 million, at or below $40 million for the fifth consecutive quarter.

The combination of strong revenue, higher gross margin and lower operating expenses led to better than expected non-GAAP earnings from operations of $12.7 million or $0.30 per share.

On the strategic front, we recently closed our previously announced planned transaction to acquire Sagemcom’s M2M business.  We believe this acquisition solidifies our global leadership position in M2M, while opening up new products, channels, and markets.  We are pleased to welcome over 80 employees in France and China to the Sierra Wireless team.

Machine-to-Machine

In the second quarter, we delivered record revenue in our core M2M business.  Revenues for the quarter in our M2M business were $77.5 million, representing a 5% year-over-year increase from the second quarter of 2011.  Our M2M growth was driven by strong sales in North America and Asia, which more than offset a sales decline in our European markets.  Looking forward, we expect macroeconomic weakness in Europe to continue, however we believe our revenue from the region has stabilized and we remain confident in the long growth prospects of our M2M business.

During the quarter, we continued to build on our market leading position in M2M, with new design wins, new product milestones, continued progress in expanding our position in the value chain — and our agreement to acquire Sagemcom’s M2M business.

In the Automotive segment, we announced a technology collaboration initiative with Audi to develop in-vehicle infotainment systems using 4G LTE connectivity.  We also achieved an important milestone with our new line up of AirPrime™ embedded wireless modules designed specifically for the automotive market — commencing initial volume shipments of the new AR series to key automotive customers.  Over the past two years we have achieved considerable design win success with automotive customers for the AR series and expect the new product line to contribute significant growth to our M2M business over time as customers begin to bring their connected car solutions to market.  Beyond automotive, we continued to experience design win momentum with OEM customers in other key segments during the quarter, including smart metering, transportation and industrial monitoring.

Turning to our AirLink intelligent gateway and router products, we launched the new LTE-enabled AirLink™ GX440 intelligent gateway for the AT&T network, as well as the new ALEOS Application Framework.  Our new ALEOS Applications Framework includes an integrated development environment, software libraries, and a comprehensive set of tools that enable our customers to build customized applications that run directly on AirLink devices.  Providing the capability to add custom functionality, or “intelligence on the edge”, gives our customers the opportunity to add their own unique value to their solution, while also reducing development costs and accelerating time to market.

We also launched a new global M2M partnership with Vodafone during the second quarter.   Under this arrangement, Vodafone and Sierra Wireless have started joint marketing efforts to promote the unique benefits of fully integrated Vodafone and AirVantage™ cloud services to support the development and deployment of new M2M solutions.  Additionally, Sierra Wireless AirLink intelligent gateways and routers are now available through Vodafone sales channels, providing us with broader exposure to Vodafone markets and customers around the world.

As stated previously, our goal in M2M is to become the end to end platform of choice for OEMs, integrators and operators around the world - providing intelligent hardware, cloud services and powerful development tools to make it easier, faster and less costly to build, deploy and manage M2M applications.  I am confident we are continuing to make significant progress toward this goal.

Mobile Computing

Q2 was truly an exceptional quarter for our Mobile Computing business.  Mobile Computing revenue totaled $89.9 million in the second quarter of 2012, 36% year-over-year increase from the second quarter of 2011.

Revenue from our AirCard™ mobile broadband devices was up 32% year-over-year, driven by new product launches, such as our unique 4G LTE Tri-Fi Hotspot at Sprint; new channel launches, and continued solid demand for our 4G AirCard products from key operator customers including AT&T, Sprint, Telstra, Rogers, and DNA. Revenue from the sale of embedded modules to PC OEM customers also continued to grow at a strong pace in Q2 and was up 50% year-over-year.  During the quarter we experienced solid contribution from a broad range of PC OEM customers including HP, Fujitsu, Lenovo and Panasonic.  The Japanese market was once again exceptionally strong as we continued to benefit from large rollouts of LTE enabled notebooks with enterprise customers.

We also expanded our PC OEM product portfolio during the second quarter.  In June, we announced the introduction of the world’s thinnest 4G LTE embedded module, the AirPrime EM7700.  At only 2.5 millimeters thick, the EM 7700 is designed specifically for use in ultraportable notebooks, Win8 tablets and other devices where thin design is crucial.  In Q2 we secured design wins for the EM7700, as well as other embedded module products, with tier one PC OEMs for platforms that we expect to launch later in 2012 and into 2013.

Although we consider the second quarter extraordinary, we are optimistic about the continued growth prospects in our Mobile Computing business, based on the strength of our channel position, our robust 4G product portfolio and pipeline, and expanding LTE network deployments.

Summary

Overall, I am very pleased with our results for the second quarter of 2012.  Our M2M business continued to achieve steady year-over-year growth, despite macroeconomic weakness in Europe.  Our Mobile Computing business was exceptionally strong and continues to be driven by our strong leadership position with key customers, the adoption of new innovative 4G LTE products, and the continued roll out of LTE networks around the world.

I remain confident in the continued success of our company, bolstered by the addition of the Sagemcom M2M business.  I thank you for your continued support and look forward to reporting to you on our achievements in the coming quarters.

Jason W. Cohenour

President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the “Cautionary Note Regarding Forward-Looking Statements” in the attached Management’s Discussion & Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and six months ended June 30, 2012, and up to and including August 8, 2012.  This MD&A should be read together with our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2012 and June 30, 2011, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2011 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on our website at www.sierrawireless.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.  Forward-looking statements:

•                  Typically include words and phrases about the future such as  “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may  not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be  unable to enforce our intellectual property rights or may be  subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be  later than we expect or may be indefinitely delayed; and

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

OVERVIEW

Business Overview

Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is a global leader in the development and marketing of wireless technologies and solutions. We focus on wireless devices and applications, offering a comprehensive portfolio of products and services that reduce complexity for our customers. We focus on two growing markets: machine-to-machine (“M2M”) communications and mobile computing.

Machine-to-Machine

Our M2M business includes our AirPrime™ Embedded Wireless Modules (excluding embedded module sales to PC original equipment manufacturers (“OEMs”)), our AirLink™ Intelligent Gateways and Routers, and our AirVantage™ M2M Cloud Platform.

•                 AirPrime™ Embedded Wireless Modules (excludes PC OEM embedded modules) - AirPrime Embedded Wireless Modules are used to wirelessly enable a variety of products and solutions made by OEMs. Our M2M OEM customers cover a broad range of industries including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare and consumer electronics.

•                 AirLink™ Intelligent Gateways and Routers - AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial, and financial organizations.

•                 AirVantage™ M2M Cloud Platform - The AirVantage M2M Cloud Platform enables service providers and OEMs to efficiently develop, deploy, and operate complete M2M solutions for managing remote equipment and assets.

Mobile Computing

Our mobile computing business includes our AirCard® Mobile Broadband Devices and AirPrime Embedded Wireless Modules for PC OEM customers.

•                 AirCard® Mobile Broadband Devices - AirCard-branded USB modems and mobile Wi-Fi hotspots are sold to mobile network operators around the world, and provide a simple way to connect notebooks, tablets and other electronic devices to the Internet, over 4G mobile broadband networks.

•                 AirPrime Embedded Wireless Modules (for PC OEMs) — Some of our AirPrime embedded modules are sold to PC OEMs worldwide, for integration into notebooks, tablets, and other mobile computing devices, to provide embedded 4G mobile broadband connections.

In addition to our hardware and related software products, we offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions.

Second Quarter Overview

Second quarter 2012 revenue increased from first quarter levels, driven primarily by growth in revenue from our 4G AirCard products.  Gross margins improved from the first quarter of 2012 primarily due to the continued realization of lower product costs, and exceptionally favorable product mix.  Second quarter 2012 operating expenses were at comparable levels to the first quarter of 2012.

On June 18, 2012, we announced an exclusivity agreement with Sagemcom to acquire its M2M business, a move intended to enhance our leadership position in the M2M market while providing additional channels for our growing product line.  The acquisition, which closed on August 1, 2012, includes substantially all of the assets of the M2M business of Sagemcom for €44.9 million ($56.2 million) in cash consideration plus assumed liabilities.  Refer to the section on “Acquisition of Sagemcom M2M business”for further details.

Financial highlights for the second quarter of 2012:

•                  Revenue was $167.4 million, up 11.4% compared to the first quarter of 2012

•                  Gross margin was 30.7%, up from 29.8% in the first quarter of 2012

•                  Non-GAAP earnings from operations were $12.7 million ($0.30 diluted per share), the highest level since 2008.  This compares to $5.2 million ($0.16 diluted per share) in the first quarter of 2012

•                  Net earnings of $3.6 million and diluted earnings per share of $0.11 improved significantly from net earnings of $0.3 million and diluted earnings per share of $0.01 in the first quarter of 2012.

During the three months ended June 30, 2012, we announced that we will be closing our Newark, California facility effective December 31, 2012 to drive greater efficiency and leverage.  Our AirLink marketing, research and development, and customer support activities will transfer primarily to our Richmond, British Columbia facilities and our manufacturing operations will transfer to our manufacturing partner in Suzhou, China. Total severance and other costs associated with this initiative are estimated to be approximately $2 million.  For the three and six months ended June 30, 2012, we recorded $1.3 million and $1.4 million, respectively, in restructuring costs related to this initiative.

Key business highlights for the second quarter of 2012 include:

•                  The AirCard 76xS LTE mobile hotspot product family launched on networks around the world in late first quarter and early second quarter of 2012, and is now available from Telstra in Australia, NetIndex in Japan, Rogers, and Bell in Canada, as well as DNA, Finland.

•                  We announced the launch of the AirPrime Q2698 embedded wireless module, an important addition to the AirPrime Q Series. The AirPrime Q2698 provides our AirPrime Q Series customers with a seamless migration path from 2G to 3G, using the same hardware platform and embedded applications they had developed for earlier products. In addition, the Q2698 is compatible with networks worldwide, making it ideal for global deployments.

•                  We released the ALEOS Application Framework, which enables our customers to create customized applications that run on our AirLink product line. Available first in our AirLink GX400 and AirLink GX440 gateways, the ability to run applications directly on our AirLink gateway devices provides important cost and operational advantages for our AirLink customers.

•                  The Sierra Wireless 4G LTE Tri-Fi Hotspot launched on the Sprint network. The 4G LTE TriFi is the first and only mobile hotspot to support 4G LTE, 4G WiMAX, and 3G. Since the quarter ended, Sprint announced it had launched its new 4G LTE network in 15 cities, with plans for additional markets in the second half of 2012.

•                  We announced that Audi is using Sierra Wireless embedded wireless modules to help develop and test an LTE-connected infotainment system in Audi vehicles. The test system has been featured at several industry events this year, including the Consumer Electronics Show in Las Vegas in January and CeBIT in Germany in March.

•                  We unveiled the world’s thinnest 4G LTE embedded module. The AirPrime EM7700 is only 2.5 millimeters thick and is designed for use in ultraportable notebooks, tablets, and other devices where thickness is a critical design constraint. We are working with leading OEMs to integrate the AirPrime EM7700 into a variety of devices, including some expected to reach the market later this year.

Selected financial information:

(in thousands of U.S. dollars, except where otherwise stated)

	2012		2011
	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Revenue (GAAP and Non-GAAP)	$167,441	$150,266	$578,185	$147,195	$146,827	$139,888	$144,275

Gross Margin	$51,335	$44,766	$163,450	$41,552	$43,334	$39,100	$39,464
- Non-GAAP (1)	51,413	44,849	163,835	41,638	43,423	39,197	39,577

Gross Margin %	30.7%	29.8%	28.3%	28.2%	29.5%	28.0%	27.4%
- Non-GAAP (1)	30.7%	29.8%	28.3%	28.3%	29.6%	28.0%	27.4%

Earnings (loss) from operations	$6,221	$342	$(29,912)	$(12,465)	$(1,763)	$(6,270)	$(9,414)
- Non-GAAP (1)	12,652	5,182	2,902	3,353	4,024	(846)	(3,629)

Net earnings (loss)	$3,581	$345	$(29,315)	$(13,762)	$(998)	$(6,766)	$(7,789)
- Non-GAAP (1)	9,307	5,013	3,633	2,483	4,606	(1,025)	(2,431)

Earnings (loss) per share (in dollars)
Basic	$0.12	$0.01	$(0.94)	$(0.44)	$(0.03)	$(0.22)	$(0.25)
Diluted	0.11	0.01	(0.94)	(0.44)	(0.03)	(0.22)	(0.25)
- Non-GAAP (1)	0.30	0.16	0.12	0.08	0.15	(0.03)	(0.08)

Common shares (in thousands)
At period-end	30,562	30,910	31,307	31,307	31,297	31,294	31,250
Weighed average - basic	31,082	31,175	31,275	31,298	31,297	31,267	31,237
Weighed average - diluted	31,252	31,280	31,275	31,298	31,297	31,267	31,237

(1) Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, impairment, acquisition costs, integration costs, restructuring costs, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP financial measures” for additional details.

See discussion under “Consolidated Results of Operations” for factors that have caused period to period variations.

Acquisition of Sagemcom M2M business

On August 1, 2012, we completed the acquisition of substantially all of the assets of the M2M business of Sagemcom, with the intention of extending our global leadership position in the growing M2M market.  The purchase price for the M2M business of Sagemcom was €44.9 million ($56.2 million) in cash consideration plus assumed liabilities.

Sagemcom, based in France, is a leading high-technology company active in broadband, telecom, energy, and document management. Its M2M business includes 2G and 3G wireless modules, as well as industry-leading rugged terminals for GSM-Railway (GSM-R) applications.   This acquisition offers a significantly enhanced market position for us in key segments, including payment, transportation, and railways, as well as new geographical expansion into Brazil.

Outlook

The third quarter of 2012 is a transitional quarter with the acquisition of the Sagemcom M2M business which closed on August 1, 2012.  Our outlook for the third quarter excludes the impact of the acquisition.  We expect third quarter 2012 revenue to decrease compared to second quarter levels, driven primarily by normalizing sales patterns in our mobile computing business, following an exceptional second quarter.  We expect gross margin percentage to be lower in the third quarter of 2012 as we experience a shift in product mix combined with expected lower AirCard average selling prices and we expect third quarter operating expenses to be slightly higher than in the second quarter as a result of the timing of new product certification and launch expenses.

Macroeconomic pressure in Europe is dampening near-term growth in our M2M business.  However, beyond this we believe that the markets for wireless solutions in mobile computing and M2M have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment and upgrade of wireless networks around the world, growth in the number and type of devices being wirelessly connected, a growing strategic focus on M2M services by wireless operators, and expanding end customer awareness of the availability of such services and their benefits.

Key factors that we expect will affect our results in the near term are the relative competitive position of our products within sales channels in any given period; the relative competitive position of our customers versus their direct competitors; the availability of components from key suppliers; timing of deployment of mobile broadband networks by wireless operators; wireless technology transitions; the rate of adoption by end-users; the timely launch and ramp up of sales of our new products currently under development; the level of success our OEM customers achieve with sales of embedded solutions to end users; our ability to secure future design wins with both existing and new OEM customers; general economic conditions in the markets we serve; and, seasonality in demand. We expect that product and price competition from other wireless device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis. Gross margin percentage may fluctuate from quarter to quarter depending on product and customer mix, competitive selling prices and product costs.

CONSOLIDATED RESULTS OF OPERATIONS

(in thousands of U.S. dollars)

	Three months ended June 30				Six months ended June 30
	2012	% of Revenue	2011	% of Revenue	2012	% of Revenue	2011	% of Revenue

Revenue	$167,441	100.0%	$139,888	100.0%	$317,707	100.0%	$284,163	100.0%
Cost of goods sold	116,106	69.3%	100,788	72.0%	221,606	69.8%	205,599	72.4%
Gross margin	51,335	30.7%	39,100	28.0%	96,101	30.2%	78,564	27.6%

Expenses
Sales and marketing	11,190	6.7%	11,326	8.1%	23,051	7.3%	23,594	8.3%
Research and development	20,773	12.4%	22,025	15.7%	42,169	13.3%	45,537	16.0%
Administration	8,746	5.2%	8,810	6.3%	17,346	5.5%	18,195	6.4%
Acquisition	599	0.4%	—		599	0.2%	—	0.0%
Restructuring	1,531	0.9%	(350)	-0.3%	1,711	0.5%	(25)	0.0%
Integration	—	0.0%	765	0.5%	—	0.0%	1,305	0.5%
Amortization	2,275	1.4%	2,794	2.0%	4,662	1.5%	5,642	2.0%
	45,114	26.9%	45,370	32.4%	89,538	28.2%	94,248	33.2%
Earnings (loss) from operations	6,221	3.7%	(6,270)	-4.5%	6,563	2.1%	(15,684)	-5.5%
Foreign exchange gain (loss)	336		(221)		542		201
Other income (expense)	10		(13)		(161)		(53)
Earnings (loss) before income taxes	6,567		(6,504)		6,944		(15,536)
Income tax expense (recovery)	2,986		275		3,018		(924)
Net earnings (loss) before non-controlling interest	3,581		(6,779)		3,926		(14,612)
Less: non-controlling interest	—		(13)		—		(57)
Net earnings (loss) attributable to the Company	$3,581		$(6,766)		$3,926		$(14,555)
Net loss per share attributable to the Company
Basic	$0.12		$(0.22)		$0.13		$(0.47)
Diluted	$0.11		$(0.22)		$0.13		$(0.47)

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

Revenue

Revenue in the three months ended June 30, 2012 increased by $27.6 million, or 19.7%, compared to the same period of 2011.  This increase was driven by strong sales growth in our 4G LTE products in our mobile computing business, and solid growth in our M2M business despite continued weakness in European markets.

In the second quarter of 2012, Sprint, Telstra, and AT&T each accounted for more than 10% of our revenue, representing approximately 39% of our revenue in aggregate.  In the second quarter of 2011, Sprint accounted for approximately 15% of our revenue.

The current strength in sales of our 4G products has altered our segment mix when compared to 2011.  Mobile Computing represented 54% of our revenues and M2M represented 46% of our revenues in the second quarter of 2012.  In the second quarter of 2011, Mobile Computing and M2M represented 47% and 53% of our revenue, respectively.

Our M2M business has a considerable revenue base in Europe and while we have experienced weakness in our European sales, revenues from other regions have been increasing.

Our geographic revenue mix for the three months ended June 30, 2012 and 2011 was as follows:

Gross margin

Gross margin was 30.7% of revenue for the three months ended June 30, 2012, compared to 28.0% of revenue in the same period of 2011.  The increase in gross margin percentage was primarily related to product cost reductions, good ASP discipline and  favorable product mix.  Gross margin included $0.1 million of stock-based compensation expense in each of the three-month-periods ended June 30, 2012 and 2011.

Sales and marketing

Sales and marketing expenses decreased slightly by $0.1 million, or 1.2%, in the three months ended June 30, 2012, compared to the same period of 2011.  Sales and marketing expenses included $0.3 million of stock-based compensation expense in each of the three-month periods ended June 30, 2012 and 2011.

Research and development

Research and development expenses decreased by $1.3 million, or 5.7%, to $20.8 million in the three months ended June 30, 2012, compared to the same period in 2011.  In 2011, our research and development expenses were higher due to higher spending on new product development, including certifications and launch preparation for new 4G LTE products. Research and development expenses included stock-based compensation expense of $0.4 million in each of the three-month periods ended June 30, 2012 and 2011.  Research and development expenses also included acquisition amortization of $1.4 million in the three months ended June 30, 2012 compared to $1.9 million in the three months ended June 30, 2011.

Administration

Administration expenses decreased by $0.1 million, or 0.7%, in the three months ended June 30, 2012, compared to the same period in 2011.  Included in administration expenses was $0.8 million of stock-based compensation expense in each of the three-month periods ended June 30, 2012 and 2011.

Acquisition

Acquisition costs were $0.6 million during the three month ended June 30, 2012, compared to $nil in the same period in 2011.  Acquisition costs in the three months ended June 30, 2012 relate to the recently concluded acquisition of Sagemcom’s M2M business.

Restructuring

Restructuring costs were $1.5 million during the three months ended June 30, 2012, compared to a $0.4 million recovery in the same period in 2011.  Restructuring costs in the three months ended June 30, 2012 relate to organizational changes in research & development in connection with the closure of our Newark, California facility.    Restructuring cost recovery of $0.4 million in 2011 represented partial recovery of provisions recorded in 2009 and 2010 for the closure of our North Carolina facility.

Integration costs

Integration costs were $nil during the three months ended June 30, 2012, compared to $0.8 million in the same period of 2011.  Integration costs during the three months ended June 30, 2011 were primarily related to office space optimization in France and for information technology (“IT”) consultants retained to implement an integrated Customer Resource Management (“CRM”) system.

Amortization

Amortization expense decreased $0.5 million or 18.6%, in the three months ended June 30, 2012, compared to the same period in 2011.  Amortization expense in the three-month period ended June 30, 2012 included $1.3 million of acquisition amortization compared to $1.5 million in the same three-month period in 2011.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of $0.3 million during the three months ended June 30, 2012 compared to a $0.2 million foreign exchange loss in the same three-month period in 2011. During the quarter, we recorded a gain on the fair value of a forward foreign exchange contract, an instrument designed to hedge the consideration provided in connection with our acquisition of Sagemcom’s M2M business.

Foreign exchange rate changes also impact our Euro and Canadian dollar denominated revenue and operating expenses but will often mitigate each other.   We estimate that changes in exchange rates between 2011 and 2012 negatively impacted our second quarter 2012 revenues by approximately  $1.5 million; this was offset by a  favorable impact on operating expenses of approximately the same amount during the second quarter of 2012.

Income tax expense (recovery)

Income tax expense increased by $2.7 million in the three months ended June 30, 2012, compared to the same period of 2011, primarily driven by improved profitability.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company increased by $10.3 million to $3.6 million in the three months ended June 30, 2012, compared to the same period of 2011.  This increase reflects the positive impact of higher revenue and gross margin, combined with lower operating expenditures in the three months ended June 30, 2012.

Net earnings for the three months ended June 30, 2012 included stock-based compensation of $1.6 million, and acquisition amortization of $2.7 million.  Net loss for the same period in 2011 included stock-based compensation of $1.7 million, and acquisition amortization of $3.3 million.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 31.3 million in each of the three-month periods ended June 30, 2012 and 2011.  The number of shares outstanding was 30.6 million at June 30, 2012, compared to 31.3 million at June 30, 2011. The reduction in number of shares outstanding was primarily due to purchases on the TSX and NASDAQ of 800,000 of the Company’s common shares under our normal course issuer bid, 400,000 of which were purchased during the three months ended June 30, 2012.

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

Revenue

Revenue in the six months ended June 30, 2012 increased by $33.5 million, or 11.8%, compared to the same period of 2011.  The increase was a result of growth in both our M2M and mobile computing businesses, particularly related to 4G products, partially offset by the absence of revenue from Clearwire which contributed $8.4 million in the six months ended June 30, 2011.

In the six months ended June 30, 2012, AT&T, Sprint and Telstra each accounted for more than 10% of our revenue, representing approximately 38% of our revenue in aggregate.  In the six months ended June 30, 2011, only Sprint exceeded this 10% level, accounting for approximately 15% of our revenue.

We continue to have a balanced mix of revenue between Mobile Computing and M2M. Mobile Computing represented 51% of our revenues and M2M represented 49% of our revenues in the first half of 2012.  In the first half of 2011, Mobile Computing and M2M represented 49% and 51% of our revenue, respectively.

Our M2M business has a considerable revenue base in Europe and while we have experienced weakness in our European sales, revenues from other regions, particularly Asia, have been rising.

The geographic revenue mix for the six months ended June 30, 2012 and 2011 was as follows:

Gross margin

Gross margin was 30.2% of revenue for the six months ended June 30, 2012, compared to 27.6% of revenue in the same period of 2011.  The increase in gross margin percentage was primarily related to product cost reductions and favorable product and customer mix.  Gross margin included $0.2 million of stock-based compensation expense in each of the first six month periods ended June 30, 2012 and 2011.

Sales and marketing

Sales and marketing expenses decreased by $0.5 million, or 2.3%, in the six months ended June 30, 2012, compared to the same period of 2011.  The decrease in sales and marketing expenses was due primarily to continued focus on cost management.  Sales and marketing expenses included $0.7 million of stock-based compensation expense in each of the first six month periods ended June 30, 2012 and 2011.

Research and development

Research and development expenses decreased by $3.3 million, or 7.4%, to $42.2 million in the six months ended June 30, 2012, compared to the same period in 2011.  In 2011, our research and development expenses were higher due to increased spending on new product development, including certifications and launch preparation for new 4G LTE products. Research and development expenses in the first half of 2012 included stock-based compensation expense of $0.9 million and acquisition amortization of $3.0 million.  Research and development expenses in the first half of 2011 included stock-based compensation expense of $0.8 million and acquisition amortization of $3.5 million.

Administration

Administration expenses decreased by $0.8 million, or 4.7%, in the six months ended June 30, 2012, compared to the same period in 2011. The decrease was primarily due to a continued focus on cost management.  Included in administration expenses was $1.6 million of stock-based compensation expense in each of the six-month periods ended June 30, 2012 and 2011.

Acquisition

Acquisition costs were $0.6 million during the six months ended June 30, 2012, compared to $nil in the same period in 2011.  Acquisition costs in the six months ended June 30, 2012 relate to the recently concluded acquisition of Sagemcom’s M2M business.

Restructuring

Restructuring costs increased by $1.7 million during the six months ended June 30, 2012, compared to the same period in 2011.  Restructuring costs in the six months ended June 30, 2012 relate to organizational changes in research & development in connection with the closure of our Newark, California facility.  Restructuring costs were minimal for the six months ended June 30, 2011.

Integration costs

Integration costs were $nil during the six months ended June 30, 2012, compared to $1.3 million in the same period of 2011.  Integration costs during the six months ended June 30, 2011 were primarily related to office space optimization in France and for IT consultants retained to implement an integrated CRM system.

Amortization

Amortization expense decreased $1.0 million or 17.4%, in the six months ended June 30, 2012, compared to the same period in 2011.  Amortization expense in the six-month period ended June 30, 2012 included $2.7 million of acquisition amortization compared to $3.1 million in the same six-month period in 2011.

Foreign exchange gain (loss)

Foreign exchange gain increased $0.3 million during the six months ended June 30, 2012 to $0.5 million, compared to the same six-month period in 2011.  During the six month period, we recorded a gain on the fair value of a forward foreign exchange contract, an instrument designed to hedge the consideration provided in connection with our acquisition of Sagemcom’s M2M business.

Foreign exchange rate changes also impact our Euro and Canadian dollar denominated revenue and operating expenses but will often mitigate each other.   We estimate that changes in exchange rates between 2011 and 2012 negatively impacted our year-to-date 2012 revenues by approximately $1.8 million.  We estimate that the favorable impact on operating expenses during the same period was slightly higher at approximately $2.3 million.

Income tax expense (recovery)

Income tax expense increased by $3.9 million in the six months ended June 30, 2012, compared to the same period of 2011, primarily driven by improved profitability.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company increased by $18.5 million in the six months ended June 30, 2012, compared to the same period of 2011.  This increase reflects the positive impact of higher revenue and gross margin, combined with lower operating expenditures in the six months ended June 30, 2012.

Net earnings for the six months ended June 30, 2012 included stock-based compensation of $3.3 million, and acquisition amortization of $5.6 million.  Net loss for the same period in 2011 included stock-based compensation of $3.3 million, and acquisition amortization of $6.6 million.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 31.1 million for the six-months ended June 30, 2012, compared to 31.3 million for the six months ended June 30, 2011.  The number of shares outstanding was 30.6 million at June 30, 2012, compared to 31.3 million at June 30, 2011. The reduction in number of shares outstanding was due to purchases on the TSX and NASDAQ of 800,000 of the Company’s common shares under our normal course issuer bid during the six months ended June 30, 2012.

SEGMENTED INFORMATION

Revenue and gross margin by segment for the three and six months ended June 30, 2012 and 2011 was as follows:

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2012	2011	2012	2011
M2M
Revenue	$77,545	$73,908	$154,488	$146,636
Cost of goods sold	51,426	50,017	103,645	100,065
Gross margin	$26,119	23,891	$50,843	46,571
Gross margin %	33.7%	32.3%	32.9%	31.8%

Mobile Computing
Revenue	$89,896	$65,980	$163,219	$137,527
Cost of goods sold	64,680	50,771	117,961	105,534
Gross margin	$25,216	$15,209	$45,258	$31,993
Gross margin %	28.1%	23.1%	27.7%	23.3%

Product line revenue by segment for the three months ended June 30, 2012 and 2011 was as follows:

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2012	2011	2012	2011
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs)	$63,768	$62,759	$126,712	$122,454
AirLink Intelligent Gateways and Routers	11,407	8,886	22,029	18,982
AirVantage M2M Cloud Platform and Other	2,370	2,263	5,747	5,200
	$77,545	$73,908	$154,488	$146,636

Mobile Computing
AirCard Mobile Broadband Devices (1)	$69,955	$53,135	$126,893	$116,989
AirPrime Embedded Wireless Modules for PC OEMs	17,828	11,857	33,101	18,604
Other	2,113	988	3,225	1,934
	$89,896	$65,980	$163,219	$137,527

(1) Clearwire contributed $nil million in mobile computing revenue in the three and six months ended June 30, 2012 compared to $0.1 million and $8.3 million in the three and six months ended June 30, 2011, respectively.

Machine-to-Machine

Our M2M revenue increased $3.6 million, or 4.9%, to $77.5 million in the three months ended June 30, 2012 compared to the same period of 2011.   The increase in revenue was primarily due to continued growth in sales of both our AirPrime Embedded Wireless Modules for M2M, as well as our AirLink Intelligent gateways and routers.  European sales have been impacted by the deteriorating financial conditions in Europe and our revenue in this region was down by approximately 25% from the same quarter of 2011.  This decline was more than offset by year-over-year growth in the Americas and Asia Pacific.

Gross margin was $26.1 million for M2M in the three months ended June 30, 2012, or 33.7%, compared to 32.3% in the three months ended June 30, 2011.  The increase was primarily driven by product cost reductions and favorable customer and product mix.

Sales of our M2M embedded module products increased $1.0 million, or 1.6%, in the three months ended June 30, 2012, compared to the same period in 2011.  This increase was predominantly the result of strong growth in the Americas and Asia partially offset by continued weakness in Europe.

Revenue from AirLink Intelligent Gateways and Routers increased $2.5 million, or 28.4%, in the three months ended June 30, 2012, compared to the same period of 2011.  The increase was primarily driven by higher sales of recently launched products, as well as the addition of new customers.

Mobile Computing

Our mobile computing revenue increased by $23.9 million, or 36.2%, to $89.9 million in the three months ended June 30, 2012 compared to the same period of 2011.  The increase was largely driven by strong sales of our recently launched 4G LTE AirCard products and continued growth in sales to PC OEMs.

Gross margin was $25.2 million for mobile computing in the three months ended June 30, 2012, or 28.1%, compared to 23.1% in the same period of 2011 and primarily reflected the realization of product cost reductions and strong ASP discipline.

Revenue from our AirCard products increased by $16.8 million, or 31.7%, in the three months ended June 30, 2012 compared to the same period of 2011, primarily due to continued demand for our 4G LTE AirCard products, as well as the launch of new products and customers.

Revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased by $6.0 million, or 50.4%, in the three months ended June 30, 2012 compared to the same period of 2011, primarily due to increased demand from our existing PC OEM customers and shipments of recently launched 4G LTE modules in support of new design wins.  We also experienced exceptional demand for LTE enabled notebook computers from large enterprise customers based in Japan.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2011.  The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except per share amounts and number of shares)

	2012		2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$167,441	$150,266	$147,195	$146,827	$139,888	$144,275	$167,176	$172,732
Cost of goods sold	116,106	105,500	105,643	103,493	100,788	104,811	118,309	123,778
Gross margin	51,335	44,766	41,552	43,334	39,100	39,464	48,867	48,954
Gross margin %	30.7%	29.8%	28.2%	29.5%	28.0%	27.4%	29.2%	28.3%

Expenses
Sales and marketing	11,190	11,861	10,747	11,158	11,326	12,268	12,123	12,137
Research and development	20,773	21,396	21,521	21,942	22,025	23,512	23,782	22,178
Administration	8,746	8,600	7,934	8,548	8,810	9,385	9,073	8,865
Acquisition	599	—	—	—	—	—	—	—
Restructuring	1,531	180	(19)	881	(350)	325	132	4,316
Integration	—	—	—	121	765	540	906	727
Impairment of intangible asset	—	—	11,214	—	—	—	—	—
Amortization	2,275	2,387	2,620	2,447	2,794	2,848	3,026	2,939
	45,114	44,424	54,017	45,097	45,370	48,878	49,042	51,162
Earnings (loss) from operations	6,221	342	(12,465)	(1,763)	(6,270)	(9,414)	(175)	(2,208)
Foreign exchange gain (loss)	336	206	(507)	(154)	(221)	422	(241)	2,359
Other income (expense)	10	(171)	20	68	(13)	(40)	(20)	12
Earnings (loss) before income taxes	6,567	377	(12,952)	(1,849)	(6,504)	(9,032)	(436)	163
Income tax expense (recovery)	2,986	32	810	(851)	275	(1,199)	(1,221)	(499)
Net earnings (loss) before non-controlling interest	3,581	345	(13,762)	(998)	(6,779)	(7,833)	785	662
Net loss attributable to non-controlling interest	—	—	—	—	(13)	(44)	(40)	(48)
Net earnings (loss) attributable to the Company	$3,581	$345	$(13,762)	$(998)	$(6,766)	$(7,789)	$825	$710

Earnings (loss) per share:
Basic	$0.12	$0.01	$(0.44)	$(0.03)	$(0.22)	$(0.25)	$0.03	$0.02
Diluted	$0.11	$0.01	$(0.44)	$(0.03)	$(0.22)	$(0.25)	$0.03	$0.02

Weighted average number of shares (in thousands):
Basic	31,082	31,175	31,298	31,297	31,267	31,237	31,151	31,077
Diluted	31,252	31,280	31,298	31,297	31,267	31,237	31,493	31,208

See section on “Overview”, for details of our second quarter of 2012 results compared to our first quarter of 2012 results.

Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended June 30			Six months ended June 30
(in thousands of U.S. dollars)	2012	2011	Change	2012	2011	Change
Cash flows provided before changes in non-cash working capital	$11,072	$1,196	$9,876	$19,207	$3,599	$15,608
Changes in non-cash working capital	17,368	15,988	1,380	14,356	15,061	(705)
Cash flows provided by (used in):
Operating activities	28,440	17,184	11,256	33,563	18,660	14,903

Investing activities	(7,672)	(2,230)	(5,442)	(2,640)	(3,074)	434
Capital expenditures and intangibles	(5,524)	(7,816)	2,292	(9,898)	(10,519)	621
Net change in short-term investments	(2,151)	7,089	(9,240)	7,194	8,935	(1,741)
Purchase of Wavecom S.A. shares	—	(1,505)	1,505	—	(1,505)	1,505

Financing activities	(4,535)	270	(4,805)	(9,187)	(162)	(9,025)
Repurchase of common shares	(3,275)	—	(3,275)	(6,312)	—	(6,312)
Purchase of treasury shares for RSU distribution	(1,502)	—	(1,502)	(2,489)	—	(2,489)

Operating Activities

Cash provided by operating activities increased $11.3 million to $28.4 million during the three months ended June 30, 2012, compared to the same period of 2011.  For the six months ended June 30, 2012, cash provided by operating activities increased $14.9 million to $33.6 million compared to the same period in 2011.  The increase in cash was primarily due to higher operating earnings in the second quarter of 2012 compared to 2011.

During 2011, we made modifications to an agreement with our contract manufacturer which resulted in altering the mix of working capital between the categories Inventories and Prepaid expenses and other on our consolidated balance sheets.  Further details can be found in Notes 5 and 6 of our interim consolidated financial statements for the three and six months ended June 30, 2012.

Investing Activities

Cash used for investing activities increased $5.5 million to $7.7 million during the three months ended June 30, 2012, compared to the same period of 2011.  The increase was largely related to an increase in short-term investments.  For the six months ended June 30, 2012, cash used by investing activities decreased $0.4 million to $2.6 million compared to the same period in 2011.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licenses.

Financing Activities

Cash used for financing activities increased $4.8 million to $4.5 million during the three months ended June 30, 2012, compared to the same period in 2011.  The use of cash in the current three-month period was primarily related to purchases on the TSX and NASDAQ of 400,000 of the Company’s common shares in connection with our normal course issuer bid and of 203,560 common shares to satisfy obligations under our restricted share unit plan, in the amounts of $3.3 million and $1.5 million, respectively.

For the six months ended June 30, 2012, cash used for financing activities increased $9.0 million to $9.2 million compared to the same period in 2011.  The use of cash in the current six-month period was primarily related to purchases on the TSX and NASDAQ of 800,000 of the Company’s common shares in connection with our normal course issuer bid and of 336,638 common shares to satisfy obligations under our restricted share unit plan, in the amounts of $6.3 million and $2.5 million, respectively.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses, and other obligations discussed below.  In addition, on August 1, 2012, we completed the acquisition of Sagemcom’s M2M business, a transaction that was funded by approximately $56.2 million in cash.  We believe our cash, cash equivalents and short-term investments balance of $125.3 million at June 30, 2012 and cash generated from operations and after giving consideration to the impact of the Sagemcom M2M transaction, will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the third quarter of 2012 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of June 30, 2012.

Payments due by period (In thousands of dollars)	2012	2013	2014	2015	2016	Thereafter
Operating lease obligations	$2,725	$5,168	$4,958	$3,384	$3,279	$13,197
Capital lease obligations	233	108	108	108	—	—
Purchase obligations (1)	135,434	—	—	—	—	—
Other long-term liabilities (2)	—	20,654	809	898	898	730
Total	$138,392	$25,930	$5,875	$4,390	$4,177	$13,927

(1) Purchase obligations represent obligations with certain contract manufacturers to buy minimum amount of designated products between July, 2012 and September, 2012.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2) Other long-term liabilities include the long-term portions of accrued royalties and marketing development funds.

Capital Resources

	2012		2011
(in thousands of dollars)	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Cash and cash equivalents	$123,159	$106,773	$101,375	$100,662	$101,685	$86,197
Short-term investments	2,153	—	9,347	—	17,470	24,559
	125,312	106,773	110,722	100,662	119,155	110,756
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000
Total	$135,312	$116,773	$120,722	$110,662	$129,155	$120,756

Credit Facilities

We have a two-year revolving term credit facility (“Revolving Facility”) with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce in the amount of $10.0 million which expires January 28, 2013. The Revolving Facility is for working capital requirements and is secured by a pledge against all of our assets.  As at June 30, 2012, there were no borrowings under this Revolving Facility.

At June 30, 2012 we had $0.2 million (December 31, 2011 — $0.2 million) outstanding under a standby letter of credit facility agreement, which approximates its fair value.  The letter of credit expires in November, 2012.

Normal Course Issuer Bid

On December 13, 2011, we received approval from the Toronto Stock Exchange (“TSX”) of our Notice of Intention to make a Normal Course Issuer Bid (the “Bid”).  Pursuant to the Bid, we may purchase for cancellation up to 1,564,914 of our common shares, or approximately 5% of the common shares outstanding as of the date of the announcement.  The Bid will terminate on the earlier of: (i) December 18, 2012, (ii) the date Sierra Wireless completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by Sierra Wireless of termination of the Bid.

The actual number of common shares that are purchased for cancellation under the Bid and the timing of such purchases will be determined by the Company.   During the three and six months ended June 30, 2012, we purchased 400,000 and 800,000 common shares in the open market at an average price of $8.19 and $7.89 per share, respectively.

Financial Instruments

At June 30, 2012, we were party to foreign currency forward exchange contracts for a notional US$56.3 million to acquire €45 million at a rate of 1.2517 in connection with the Sagemcom acquisition.  These instruments are classified as held-for-trading and measured at fair value at June 30, 2012.  The forward contracts are not designated as hedging instruments for accounting purposes. The change in fair value was recognized in Foreign exchange gain (loss) on the consolidated statement of operations and Prepaids and other on the consolidated balance sheet.  At period-end contract rates, the net amount we would receive to settle these contracts at June 30, 2012 was $0.6 million.

Acquisition of Sagemcom’s M2M business

On August 1, 2012 we completed the acquisition of the M2M business of Sagemcom.  The all-cash, euro-based transaction included substantially all of the assets of Sagemcom’s M2M business plus the assumption of certain liabilities.  The purchase price for the M2M business of Sagemcom was €44.9 million ($56.2 million) in cash consideration plus assumed liabilities.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or  is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to  adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP revenue, non-GAAP gross margin, non-GAAP earnings (loss) from operations, EBITDA (earnings before interest, taxes, depreciation and amortization and before impairment charges), non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, acquisition costs, restructuring costs, integration costs, impairment, unrealized foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts and certain tax adjustments.

EBITDA as defined equates earnings (loss) from operations plus stock-based compensation, acquisition, restructuring, integration, transaction costs, amortization and impairment. EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

	2012			2011
(in thousands of U.S. dollars, except where otherwise stated)	YTD	Q2	Q1	YTD	Q2	Q1

Revenue - GAAP and Non-GAAP	$317,707	$167,441	$150,266	$284,163	$139,888	$144,275

Gross Margin - GAAP	$96,101	$51,335	$44,766	$78,564	$39,100	$39,464
Stock-based compensation	161	78	83	210	97	113
Gross Margin - Non-GAAP	$96,262	$51,413	$44,849	$78,774	$39,197	$39,577

Earnings (loss) from operations - GAAP	$6,563	$6,221	$342	$(15,684)	$(6,270)	$(9,414)
Stock-based compensation	3,315	1,636	1,679	3,329	1,697	1,632
Acquisition	599	599	—	—	—	—
Restructuring	1,711	1,531	180	(25)	(350)	325
Integration	—	—	—	1,305	765	540
Acquisition related amortization	5,646	2,665	2,981	6,600	3,312	3,288
Earnings (loss) from operations - Non-GAAP	$17,834	$12,652	$5,182	$(4,475)	$(846)	$(3,629)
Amortization (excluding acquisition related amortization)	8,067	4,066	4,001	10,468	5,144	5,324
EBITDA	$25,901	$16,718	$9,183	$5,993	$4,298	$1,695

Net Earnings (loss) - GAAP	$3,926	$3,581	$345	$(14,555)	$(6,766)	$(7,789)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	10,660	5,891	4,769	11,228	5,503	5,725
Unrealized foreign exchange loss (gain)	(266)	(165)	(101)	(97)	238	(335)
Non-controlling interest	—	—	—	(32)	—	(32)
Net earnings (loss) - Non-GAAP	$14,320	$9,307	$5,013	$(3,456)	$(1,025)	$(2,431)

Diluted earnings (loss) per share - GAAP (in dollars)
GAAP	$0.13	$0.11	$0.01	$(0.47)	$(0.22)	$(0.25)
Non-GAAP	$0.46	$0.30	$0.16	$(0.11)	$(0.03)	$(0.08)

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three months ended June 30, 2012 and 2011.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the three months ended June 30, 2012 and 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ from our estimates.

The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty can be found on pages 26 to 29 of our 2011 Annual Report.  There were no significant changes in our critical accounting policies in the second quarter of 2012.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 30,562,076 common shares issued and outstanding, stock options exercisable into 2,436,596 common shares and 1,227,462 restricted share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by FASB that may materially impact our consolidated financial statements for future periods.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any significant changes in the Company’s internal control over financial reporting during the most recent three and six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In July 2012, Technology Properties Ltd LLC, Phoenix Digital Solutions LLC and Patriot Scientific Corporation filed a patent litigation lawsuit in the International Trade Commission and in the United States Northern District Court of California asserting patent infringement by us.  The lawsuit makes certain allegations concerning LTE products sold by us.  These suits are in the initial stage.

In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer.  The lawsuit makes certain allegations concerning the LTE mobile hotspots and dongles sold by us and deployed with AT&T.  The lawsuit is in the initial pleadings stage.

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the Airprime embedded wireless module products, related Airlink products and related services sold by us for use in M2M communication applications.  The lawsuit is currently in a limited discovery stage with respect to the issues of ownership and inventorship only.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us.  We have joined in a motion filed on behalf of all the defendants in the lawsuit to transfer the venue to the United States District Court for the Southern District of California.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent litigation lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed against all defendants except one, pending the outcome of the trial against this one non-stayed defendant which is anticipated to occur in or around April 2013.  In May 2012, GBT filed a patent litigation lawsuit in the United States District Court for the District of Central California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products.  This lawsuit is in the initial pleadings stage.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors.  The claim construction hearing occurred in April 2012 and no trial date has been set.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we have an obligation to indemnify them in respect of the products we supply to them:

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us.  A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.

In August 2011, a patent holding company, Brandywine Communications Technologies, LLC, filed a patent litigation lawsuit in the United States District Court for the Middle District of Florida against one of our customers asserting patent infringement in relation to the wireless modems sold to them by us.  This lawsuit is in the initial pleadings stage.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement against one of our customers for selling e-readers and computerized tablet and communication devices with the ability to function with GPRS, including the Nook e-reader which incorporates wireless modules sold to them by us.  An Order of the Magistrate Judge to sever the actions and, in the case of certain defendants including our customer, transfer the actions to the United States District Court for the Northern District of California was granted and has been affirmed by the District Court.

A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California.  Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico.  In both cases, assertions of patent infringement are being

made in relation to the wireless modems sold to our customers by us.   Both lawsuits are in the scheduling phase.

In March 2009, MSTG Inc., a patent holding company, filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including one of our customers, which the customer claims relates to the wireless data cards and modems sold to them by us.  The claim construction process has concluded, and there is currently no activity in the case pending a decision of the Court of Appeals for the Federal Circuit on a petition for a Writ of Mandamus in relation to a discovery order of the District Court.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Price and product competition which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Concentration in our customer base;

•                  Development and timing of the introduction of our new products;

•                  Transition periods associated with the migration to new technologies;

•                  Securing channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Potential commoditization and saturation in certain markets;

•                  Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Product mix of our sales.  Our products have different gross margins – for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  Possible delays or shortages in component supplies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Seasonality in demand;

•                  Amount of inventory held by our channel partners;

•                  Possible fluctuations in certain foreign currencies relative to the U.S. dollar affect foreign denominated revenue, cost of goods sold and operating expenses;

•                  Achievement of milestones related to our professional services contracts;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies; and

•                  Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors or the network carriers could weaken our competitive position.  We may also introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenue.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of significant customers will account for a significant portion of our revenues for the foreseeable future.  In the three months ended June 30, 2012, three customers individually accounted for more than 10% of our revenue, and in aggregate, represented approximately 39% of our revenue.  In the three months ended June 30, 2011, one customer individually accounted for approximately 15% of our revenue.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

Our business success depends on us not infringing on the intellectual property rights owned by others.  The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future we may continue to receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  These entities aggressively pursue patent litigation, resulting in increased litigation costs for us.  We expect that this recent development will continue for the foreseeable future.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of our intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•            We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    Management’s attention and resources may be diverted;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We primarily rely on one contract manufacturer, who may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•   The absence of guaranteed or adequate manufacturing capacity;

•            Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•            Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•            The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•            Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•                                          Our ability to attract and retain skilled technical employees;

•                                          The availability of critical components from third parties;

•                                          Our ability to successfully complete the development of products in a timely manner;

•                                          The ability of third parties to complete and deliver on outsourced product development engagements; and

•                                          Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.

We develop products to meet our customers’ requirements.  OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Continued difficult or uncertain economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties in those economies.  The global market turmoil could lead to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve.  As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro.  To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

We intend to continue to grow our international business operations.  Our international operations expose us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•   Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•   Economic or political instability;

•   Potential adverse tax consequences;

•   Difficulty in managing a worldwide workforce in compliance with local laws, that vary from country to country; and

•   Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.

Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel.  The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business.

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy.  We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business.  For example, on August 1, 2012, we completed our acquisition of Sagemcom’s M2M business.  Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including:

•            Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of our acquired company and deficiencies in internal controls over financial reporting of our acquired Company;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the acquired companies;

•            Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•            Disruption of, and demands on, our ongoing business;

•            Diversion of management’s time and attention away from our existing business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•            The potential loss of key employees and customers;

•            A possible decrease in our share price, if, as a result of the growth of the Company, we decide to raise additional capital through an offering of common shares, preference shares or debt; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, the Company may also decide to divest assets, technologies or businesses.  In doing so, the Company may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management’s time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues.  We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•   Undetected misappropriation of our intellectual property;

•   The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•   Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks, fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

		June 30,	December 31,
		2012	2011
Assets
Current assets
Cash and cash equivalents		$123,159	$101,375
Short-term investments (note 4)		2,153	9,347
Accounts receivable, net of allowance for doubtful accounts of $2,477 (2011 - $3,642)		111,223	107,367
Inventories (note 5)		15,157	16,168
Deferred income taxes		8,075	6,540
Prepaids and other (note 6)		23,579	20,674
		283,346	261,471
Property, plant and equipment		24,394	22,087
Intangible assets		35,517	42,557
Goodwill		89,345	89,961
Deferred income taxes		6,205	6,205
Other assets		592	606
		$439,399	$422,887
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)		$144,518	$123,547
Deferred income taxes		—	336
Deferred revenue and credits		1,059	1,721
		145,577	125,604
Long-term obligations (note 8)		24,314	25,143
Deferred income taxes		236	236
		170,127	150,983
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 30,562,076 shares (December 31, 2011 - 31,306,692 shares)	322,521	328,440
Preferred stock:	no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock:	at cost 725,555 shares (December 31, 2011 — 877,559 shares)	(5,238)	(6,141)
Additional paid-in capital		19,886	20,087
Deficit		(58,556)	(62,482)
Accumulated other comprehensive loss (note 9)		(9,341)	(8,000)
		269,272	271,904
		$439,399	$422,887

Subsequent event (note 3)

Commitments and contingencies (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Revenue	$167,441	$139,888	$317,707	$284,163
Cost of goods sold	116,106	100,788	221,606	205,599
Gross margin	51,335	39,100	96,101	78,564
Expenses
Sales and marketing	11,190	11,326	23,051	23,594
Research and development	20,773	22,025	42,169	45,537
Administration	8,746	8,810	17,346	18,195
Acquisition costs (note 3)	599	—	599	—
Restructuring (note 13)	1,531	(350)	1,711	(25)
Integration (note 14)	—	765	—	1,305
Amortization	2,275	2,794	4,662	5,642
	45,114	45,370	89,538	94,248
Earnings (loss) from operations	6,221	(6,270)	6,563	(15,684)
Foreign exchange gain (loss)	336	(221)	542	201
Other income (expense)	10	(13)	(161)	(53)
Earnings (loss) before income taxes	6,567	(6,504)	6,944	(15,536)
Income tax expense (recovery)	2,986	275	3,018	(924)
Net earnings (loss)	3,581	(6,779)	3,926	(14,612)
Net loss attributable to non-controlling interest	—	(13)	—	(57)
Net earnings (loss) attributable to the Company	$3,581	$(6,766)	$3,926	$(14,555)
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$0.12	$(0.22)	$0.13	$(0.47)
Diluted	$0.11	$(0.22)	$0.13	$(0.47)
Weighted average number of shares outstanding (in thousands) (note 16)
Basic	31,082	31,267	30,996	31,252
Diluted	31,252	31,267	31,133	31,252

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Net earnings (loss)	$3,581	$(6,779)	$3,926	$(14,612)
Other comprehensive income (loss), net of taxes:
Purchase of Wavecom S.A. shares, net of taxes of $nil	—	42	—	42
Foreign currency translation adjustments, net of taxes of $nil	(3,343)	1,587	(1,341)	6,519
Total comprehensive earnings (loss)	238	(5,150)	2,585	(8,051)
Comprehensive income (loss) attributable to non-controlling interest:
Net earnings (loss)	—	(13)	—	(57)
Foreign currency translation adjustments, net of taxes of $nil	—	105	—	106
Comprehensive earnings (loss) attributable to the Company	$238	$(5,242)	$2,585	$(8,100)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. dollars)

(unaudited)

	Equity attributable to the Company
	Common stock		Treasury Shares		Additional		Accumulated other	Non- controlling
	# of shares	$	# of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total

Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187
Purchase of Wavecom S.A. shares	—	—	—	—	(796)	—	42	(1,033)	(1,787)
Stock option exercises	83,906	772	—	—	(253)	—	—	—	519
Stock-based compensation	—	—	—	—	6,449	—	—	—	6,449
Purchase of treasury shares for RSU distribution	—	—	613,638	(4,472)	—	—	—	—	(4,472)
Distribution of vested RSUs	—	—	(379,121)	2,239	(2,239)	—	—	—	—
Net loss	—	—	—	—	—	(29,315)	—	(57)	(29,372)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,571)	(49)	(2,620)
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$—	$271,904

Common share cancellation (note 10)	(800,000)	(6,312)	—	—	—	—	—	—	(6,312)
Stock option exercises (note 11)	55,384	393	—	—	(124)	—	—	—	269
Stock-based compensation (note 11)	—	—	—	—	3,315	—	—	—	3,315
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	—	(2,489)
Distribution of vested RSUs	—	—	(488,642)	3,392	(3,392)	—	—	—	—
Net earnings	—	—	—	—	—	3,926	—	—	3,926
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(1,341)	—	(1,341)
Balance as at June 30, 2012	30,562,076	$322,521	725,555	$(5,238)	$19,886	$(58,556)	$(9,341)	$—	$269,272

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$3,581	$(6,779)	$3,926	$(14,612)
Items not requiring (providing) cash
Amortization	6,731	8,456	13,713	17,068
Stock-based compensation (note 11)	1,636	1,697	3,315	3,329
Deferred income taxes	(843)	(2,219)	(1,873)	(2,219)
Loss (gain) on disposal of property, plant and equipment	(33)	41	126	33
Changes in non-cash working capital
Accounts receivable	(5,027)	9,447	(4,414)	21,667
Inventories	(2,307)	665	917	1,999
Prepaid expenses and other	(3,677)	3,624	(2,961)	2,503
Accounts payable and accrued liabilities	28,557	2,302	21,472	(11,016)
Deferred revenue and credits	(178)	(50)	(658)	(92)
Cash flows provided by operating activities	28,440	17,184	33,563	18,660
Investing activities
Purchase of Wavecom S.A. shares	—	(1,505)	—	(1,505)
Additions to property, plant and equipment	(4,957)	(6,600)	(8,560)	(8,562)
Proceeds from sale of property, plant and equipment	3	2	64	15
Increase in intangible assets	(567)	(1,216)	(1,338)	(1,957)
Net change in short-term investments	(2,151)	7,089	7,194	8,935
Cash flows used by investing activities	(7,672)	(2,230)	(2,640)	(3,074)
Financing activities
Issuance of common shares, net of share issue costs	255	259	269	465
Repurchase of common shares (note 10)	(3,275)	—	(6,312)	—
Purchase of treasury shares for RSU distribution	(1,502)	—	(2,489)	—
Repayment of long-term obligations	(13)	11	(655)	(627)
Cash flows provided (used) by financing activities	(4,535)	270	(9,187)	(162)
Effect of foreign exchange rate changes on cash and cash equivalents	153	264	48	818
Cash and cash equivalents, increase in the period	16,386	15,488	21,784	16,242
Cash and cash equivalents, beginning of period	106,773	86,197	101,375	85,443
Cash and cash equivalents, end of period	$123,159	$101,685	$123,159	$101,685

Supplemental disclosures:
Net Income taxes paid (received)	$518	$(1,943)	$940	$(1,759)
Net interest paid (received)	(87)	54	(44)	(53)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

1.                          Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2011 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2011 audited consolidated financial statements and the notes thereto.  The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

We have two reportable segments effective January 1, 2011:

Mobile Computing (“MC”)	—	includes AirCard mobile broadband devices and AirPrime wireless embedded modules for PC OEM customers.

Machine-to-Machine (“M2M”)	—	includes AirPrime embedded wireless modules (excluding embedded module sales to PC OEMs), AirLink Intelligent Gateways and routers, and AirVantage M2M Cloud Platform.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars).  The term dollars and the symbol “$” refer to U.S. dollars.

2.                          Significant accounting policies

Recently implemented accounting changes

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income — Presentation.  This guidance increases the prominence of other comprehensive income by requiring comprehensive income to be reported in either a single statement or two consecutive statements.  This eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity.  The amendments do not change what items are reported in other comprehensive income.  This ASU is effective on a retrospective basis for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.  This guidance did not have a material impact on our consolidated financial statements as we were previously reporting our comprehensive income as a single statement.

3.                          Acquisition of Sagemcom’s M2M business

On August 1, 2012, we completed the acquisition of Sagemcom’s M2M business, intended to extend our leadership position in the growing M2M market.  The acquisition includes substantially all of the assets of the M2M business of Sagemcom for €44.9 million ($56.2 million) in cash consideration plus assumed liabilities.  We expect to record goodwill associated with this transaction, however, the amount will not be known until the initial fair value accounting is completed.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

Sagemcom, based in France, is a leading high-technology company active in broadband, telecom, energy, and document management. Its M2M business includes 2G and 3G wireless modules, as well as industry-leading rugged terminals for GSM-Railway (GSM-R) applications.  This acquisition offers a significantly enhanced market position for us in key segments, including payment, transportation, and railways, as well as new geographical expansion into Brazil.

4.                      Short-term investments

Short-term investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.  At June 30, 2012, our outstanding short-term investments have contractual maturities of less than four months.

5.                          Inventories

The components of inventories were as follows:

	June 30, 2012	December 31, 2011
Electronic components	$4,968	$4,826
Finished goods	10,189	11,342
	$15,157	$16,168

6.                          Prepaids and other

The components of prepaids and other were as follows:

	June 30, 2012	December 31, 2011
Inventory advances	$16,118	$13,033
Insurance and licenses	2,215	2,024
Currency contracts	635	—
Other	4,611	5,617
	$23,579	$20,674

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

7.                          Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities were as follows:

	June 30, 2012	December 31, 2011
Trade payables	$70,347	$62,260
Inventory commitment reserve	3,705	3,443
Accrued royalties	21,425	15,053
Accrued payroll and related liabilities	11,526	9,770
Taxes payable (including sales taxes)	13,438	9,849
Product warranties	5,136	4,537
Marketing development funds	4,368	5,323
Other	14,573	13,312
	$144,518	$123,547

8.                          Long-term obligations

The components of long-term obligations were as follows:

	June 30, 2012	December 31, 2011
Accrued royalties	$19,753	$18,442
Marketing development funds	3,414	4,668
Other	1,147	2,033
	$24,314	$25,143

9.                          Accumulated other comprehensive loss

The components of accumulated other comprehensive loss, net of taxes, were as follows:

	June 30, 2012	December 31, 2011
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(8,791)	(7,450)
	$(9,341)	$(8,000)

10.                   Share Capital

On December 13, 2011, we received regulatory approval allowing us to purchase for cancellation up to 1,564,914 of our common shares by of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and the NASDAQ Global Market.  The Bid commenced on December 19, 2011 and will terminate on the earlier of December 18, 2012, the date we complete our purchases, or the date of notice by us of termination.  During the

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

three and six months ended June 30, 2012, we purchased 400,000 and 800,000 shares, respectively, in the open market at an average price of approximately $8.19 and $7.89 per share, respectively.

11.                   Share-based payments

Stock-based compensation expense

The stock-based compensation expense was as follows:

	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011

Cost of goods sold	$78	$97	$161	$210
Sales and marketing	338	356	670	680
Research and development	430	412	867	802
Administration	790	832	1,617	1,637
	$1,636	$1,697	$3,315	$3,329

Stock option plan	$529	$761	$1,072	$1,587
Restricted stock plans	1,107	936	2,243	1,742
	$1,636	$1,697	$3,315	$3,329

As at June 30, 2012, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,812 and $8,035 (2011 – $5,318 and $6,091), respectively, which is expected to be recognized over weighted average periods of 2.7 and 2.1 years (2011 – 2.9 and 2.2 years), respectively.

Stock option plan

The following table presents information on all stock option activity for the period:

	Three months ended June 30, 2012	Six months ended June 30, 2012
Outstanding, beginning of period	2,893,952	2,297,875
Granted	22,320	632,395
Exercised	(52,369)	(55,384)
Forfeited / expired	(413,418)	(424,401)
Outstanding, end of period	2,450,485	2,450,485
Exercisable, beginning of period	1,441,407	1,202,504
Exercisable, end of period	1,109,842	1,109,842

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

time or 7,000,000 common shares.  Based on the number of shares outstanding as at June 30, 2012, stock options exercisable into 605,723 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.  The aggregate intrinsic value of stock options exercised in the three and six months ended June 30, 2012 was $191 and $199, respectively (three and six months ended June 30, 2011 - $255 and $389, respectively).

The fair value of stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Risk-free interest rate	0.95%	—	0.85%	2.11%
Annual dividends per share	Nil	—	Nil	Nil
Expected stock price volatility	56%	—	57%	60%
Expected option life	4 years	—	4 years	4 years
Estimated forfeiture rate	3.5%	—	3.5%	3.5%
Average fair value of options granted (in dollars)	$3.29	—	$3.39	$5.26

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Restricted share plans

The following table presents information on the restricted share plans’ activity for the period:

	Three months ended June 30, 2012	Six months ended June 30, 2012
Outstanding, beginning of period	1,236,196	904,029
Granted	29,850	850,659
Vested	—	(488,642)
Forfeited	(29,228)	(29,228)
Outstanding, end of period	1,236,818	1,236,818

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

We have two market based restricted share unit plans, one for U.S. employees and the other for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of shares (or, in certain jurisdictions, cash in lieu at the option of the company) to settle vested RSUs.  With respect to the treasury based RSP, the maximum number of common shares which the company may issue from treasury is 1,000,000 common shares.  With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant.  However, RSU grants to employees who are residents in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year hold period.  All vested RSUs will be settled upon vesting by delivery of one common share of Sierra Wireless, Inc. (or, in certain jurisdictions, cash in lieu at the option of the company) for each vested unit.  There were 1,236,818 unvested RSU’s as at June 30, 2012.

The aggregate intrinsic value of RSUs that vested in the three and six months ended June 30, 2012 was $nil and $3,736, respectively (three and six months ended June 30, 2011 - $22 and $4,032, respectively).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period.  Grants to French employees are expensed over a two-year vesting period.

12.                   Non-controlling interest

On June 8, 2011, the tax hold period expired on the vested shares held by Wavecom S.A. employees under their long-term incentive plan.  For the three and six months ended June 30, 2012, we acquired 2,000 shares and 3,750 shares, respectively, at €8.50 per share.  The obligation for the remaining 1,000 shares at €8.50 per share has been recorded as at June 30, 2012 and is classified under accrued liabilities.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

13.      Restructuring costs

The Company’s restructuring expenses and related provisions were as follows:

Three months ended June 30, 2012	Workforce Reduction	Facilities	Total
Balance, beginning of period	$431	$469	$900
Expensed in period	1,499	32	1,531
Disbursements	(357)	(117)	(474)
Adjustments	(21)	—	(21)
Foreign exchange	8	—	8
Balance, end of period	$1,560	$384	$1,944

Six months ended June 30, 2012	Workforce Reduction	Facilities	Total
Balance, beginning of period	$625	$562	$1,187
Expensed in period	1,651	60	1,711
Disbursements	(724)	(238)	(962)
Adjustments	(21)	—	(21)
Foreign exchange	29	—	29
Balance, end of period	$1,560	$384	$1,944

Classification:
Accounts payable and accrued liabilities	$1,560	$303	$1,863
Other long-term obligations	—	81	81
	$1,560	$384	$1,944

The following table provides restructuring liability by initiative:

	Workforce Reduction	Facilities	Total
April 2012	$1,149	$—	$1,149
January 2012	134	—	134
September 2010	74	—	74
May 2009	—	384	384
Wavecom S.A. and prior	203	—	203
	$1,560	$384	$1,944

During the three months ended March 31, 2012, we announced that our M2M Embedded Solutions business unit will be streamlined by reducing the number of sites handling module development activities.  Specifically, M2M module development activities will be wound down in Carlsbad and consolidated in Europe and Asia.  This initiative resulted in a reduction of 8 employees, with total severance and other related costs amounting to $260.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2012, we recorded $112 and $260, respectively, in restructuring and other expenses related to this initiative.

During the three months ended June 30, 2012, we announced we will be closing our Newark, California facility effective December 31, 2012 to drive greater efficiency and leverage.  Our AirLink marketing, research and development, and customer support activities will transfer primarily to the Richmond, British Columbia, facilities, and our manufacturing operations will transfer to our manufacturing partner in Suzhou, China. Total severance and other costs associated with this initiative are estimated to be approximately $2 million.  For the three and six months ended June 30, 2012, we recorded $1,322 and $1,401 in restructuring costs, respectively, related to this initiative.

14.                   Integration costs

We did not incur any integration costs during the six months ended June 30, 2012.  During the three and six months ended June 30, 2011, we incurred integration costs related to the acquisition of Wavecom S.A. of $765 and $1,305, respectively, primarily for costs related to the office space optimization in France and for information technology consultants retained to implement an integrated customer relationship management system.

15.                   Financial Instruments

(a)  Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.
Level 2	-

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments.  Short-term investments are recorded at fair value and their carrying value as at June 30, 2012 was $2,153 (December 31, 2011 – $9,347).  Our short-term investments are classified within Level 1 of the valuation hierarchy.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

At June 30, 2012, we were party to foreign currency forward exchange contracts for a notional US$56.3 million to acquire €45.0 million in connection with the acquisition of the M2M business of Sagemcom.  The foreign currency forward exchange contracts are classified as held-for-trading and measured at fair value of $635 at June 30, 2012.  For the three months and six months ended June 30, 2012, we recorded the changes in fair value as an unrealized gain of $635 in Foreign exchange gain (loss).  The forward contracts are not designated for hedge accounting.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

The following table presents information about the fair value of the foreign currency forward exchange contracts.  These contracts are not designated as hedging instruments.

	June 30, 2012	Fair value hierarchy	Balance sheet classification
Assets
Currency contracts	$635	2 (1)	Prepaids and other

Fair value is classified under Level 2 (inputs that are observable; directly or indirectly) as they are measured as follows:

(1)              The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market forward rates. Interest rates and forward market rates are used as inputs for such valuation techniques.  We incorporate credit valuation adjustments to appropriately reflect the counterparty’s non-performance risk in the fair value measurements.

(b)  Credit Facilities

We have a two-year revolving term credit facility (“Revolving Facility”) with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce in the amount of $10.0 million which expires January 28, 2013.  The Revolving Facility is for working capital requirements and is secured by a pledge against all of our assets.  As at June 30, 2012, there were no borrowings under this Revolving Facility.

(c)  Letters of credit

We have entered into a standby letter of credit facility agreement under which we have issued a performance bond to a third party customer in accordance with specified terms and conditions.  At June 30, 2012, we had $176 (December 31, 2011 — $176) outstanding under a standby letter of credit facility agreement, which approximates its fair market value.  The expiry on this letter of credit is November 10, 2012.

16.             Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net earnings (loss) attributable to the company	$3,581	$(6,766)	$3,926	$(14,555)
Weighted average shares used in computation of basic earnings (loss) per share (in thousands)	31,082	31,267	30,996	31,252
Weighted average shares from assumed conversion of dilutive options and RSUs (in thousands)	170	—	137	—
Weighted average shares used in computation of diluted earnings (loss) per share (in thousands)	31,252	31,267	31,133	31,252
Basic earnings (loss) per share attributable to the company’s common shareholders (in dollars)	$0.12	$(0.22)	$0.13	$(0.47)
Diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	$0.11	$(0.22)	$0.13	$(0.47)

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

17.      Commitments and contingencies

(a)  Contingent liability on sale of products

(i)      Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)     We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

	Three months ended June 30, 2012	Six months ended June 30, 2012
Balance, beginning of period	$4,907	$4,537
Provisions	2,792	4,839
Expenditures	(2,563)	(4,240)
Balance, end of period	$5,136	$5,136

(b)  Other commitments

We have entered into purchase commitments totaling approximately $135,434, net of related electronic components inventory of $4,105 (December 31, 2011 – $85,071, net of electronic components inventory of $4,239), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between July and September 2012.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)  Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons that we cannot make these assessments, including, among others, one or more of the

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all the cases, in light of the inherent uncertainties in litigation, there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made, and losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In July 2012, Technology Properties Ltd LLC, Phoenix Digital Solutions LLC and Patriot Scientific Corporation filed a patent litigation lawsuit in the International Trade Commission and in the United States Northern District Court of California asserting patent infringement by us.  The lawsuit makes certain allegations concerning LTE products sold by us.  These suits are in the initial stage.

In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customers.  The lawsuit makes certain allegations concerning the LTE mobile hotspots and dongles sold by us and deployed with AT&T.  The lawsuit is in the initial pleading stage.

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the Airprime embedded wireless module products, related Airlink products and related services sold by us for use in M2M communication applications.  The lawsuit is currently in a limited discovery stage with respect to the issues of ownership and inventorship only.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us.  We have joined in a motion filed on behalf of all the defendants in the lawsuit to transfer the venue to the United States District Court for the Southern District of California.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (‘GBT”), filed patent litigation lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed against all defendants except one, pending the outcome of the trial against this one non-stayed defendant which is anticipated to occur in or around April 2013.  In May 2012, GBT filed a patent litigation lawsuit in the United States District Court for the District of Central California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products.  This lawsuit is in the initial pleadings stage.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors.  The claim construction hearing occurred in April 2012 and no trial date has been set.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we have an obligation to indemnify them in respect of the products we supply to them:

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us.  A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.

In August 2011, a patent holding company, Brandywine Communications Technologies, LLC, filed a patent litigation lawsuit in the United States District Court for the Middle District of Florida against one of our customers asserting patent infringement in relation to the wireless modems sold to them by us.  This lawsuit is in the initial pleadings stage.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement against one of our customers for selling e-readers and computerized tablet and communication devices with the ability to function with GPRS, including the Nook e-reader which incorporates wireless modules sold to them by us.  An Order of the Magistrate Judge to sever the actions and, in the case of certain defendants including our customer, transfer the actions to the United States District Court for the Northern District of California was granted and has been affirmed by the District Court.

A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California.  Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico.  In both cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us.  Both lawsuits are in the scheduling phase.

In March 2009, MSTG Inc., a patent holding company, filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including one of our customers, which the customer claims relates to the wireless data cards and modems sold to them by us.  The claim construction process has concluded, and there is currently no activity in the case pending a decision of the Court of Appeals for the Federal Circuit on a petition for a Writ of Mandamus in relation to a discovery order of the District Court.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

18.                   Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

19.      Segmented Information

	MC	M2M	Total

Three months ended June 30, 2012
Revenue	$89,896	$77,545	$167,441
Cost of goods sold	64,680	51,426	116,106
Gross Margin	$25,216	$26,119	$51,335
Gross Margin %	28.1%	33.7%	30.7%
Expenses			45,114
Earnings (loss) from operations			$6,221

Three months ended June 30, 2011
Revenue	$65,980	$73,908	$139,888
Cost of goods sold	50,771	50,017	100,788
Gross Margin	$15,209	$23,891	$39,100
Gross Margin %	23.1%	32.3%	28.0%
Expenses			45,370
Earnings (loss) from operations			$(6,270)

Six months ended June 30, 2012
Revenue	$163,219	$154,488	$317,707
Cost of goods sold	117,961	103,645	221,606
Gross Margin	$45,258	$50,843	$96,101
Gross Margin %	27.7%	32.9%	30.2%
Expenses			89,538
Earnings (loss) from operations			$6,563

Six months ended June 30, 2011
Revenue	$137,527	$146,636	$284,163
Cost of goods sold	105,534	100,065	205,599
Gross Margin	$31,993	$46,571	$78,564
Gross Margin %	23.3%	31.8%	27.6%
Expenses			94,248
Earnings (loss) from operations			$(15,684)

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  We had three significant customers during each of the three and six months ended June 30, 2012 that accounted for more than 10% of our revenue, comprising sales of $23,861, $22,059, and $19,920 for the three-month period, and sales of $41,661, $32,542, and $45,409 for the six-month period (three and six months ended June 30, 2011 – one significant customer comprising sales of $21,421 and sales of $42,317, respectively).